RUSSEL METALS INC.

REPORT TO SHAREHOLDERS

THIRD QUARTER REPORT

FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Our third quarter earnings per share of $0.51 and earnings of $26 million were stronger than expected and stronger than the $0.47 per share reported last quarter.  This was the second best third quarter in our history and trails only the extraordinary results of $1.18 per share reported in the third quarter of 2004.  Our balance sheet has never been stronger with current assets representing 81% of total assets.  The cash flow generated from operating activities was $85 million in the third quarter.

The most significant events in the quarter were the stabilization of steel pricing and the continued strength of the oil patch.  As expected, July was weak in the metals service center and steel distributor segments due to customer plant shut downs and continued gross margin pressures due to falling steel prices.  Since July, both margins and volumes have improved in our service center operations as pricing finally stabilized from the steel mills.  Mill pricing increased slightly late in the third quarter, which led to an improvement in our service center margins and reduced the inventory holding losses to negligible amounts by the end of the quarter.  Third quarter inventory holding losses were approximately $8 million an improvement from the loss of approximately $18 million realized in the second quarter of 2005. Comparatively, in the third quarter of 2004 an inventory holding gain of approximately $16 million was realized in the metals service center segment.

The nine months ended September 30, 2005 generated very strong earnings of $83 million and earnings per share of $1.64.  For the nine months ended September 30, 2004, we recorded earnings of $134 million or $2.77 per share.  The record 2004 earnings for the first nine months of 2004 were enhanced by an inventory holding gain of approximately $63 million in our service centers.  We have absorbed an inventory holding loss of approximately $34 million in 2005 through lower gross margins. The overall swing in service center operating profits was approximately $97 million due to changes in inventory valuations year over year.

The stabilization of steel pricing and lower inventory levels resulted in an exceptionally strong third quarter cash flow from operating activities of $85 million.  On a year to date basis after adjusting for the $100 million in payments related to the previous year, the cash flow from operating activities has been approximately $165 million.  The net interest bearing debt in the Company has improved to $203 million or just 29% of the total balance sheet capitalization.

We are pleased to report the Board of Directors approved a $0.25 per share quarterly dividend payable December 15, 2005.  We continue to have the highest dividend yield on the S&P/TSX Composite Index and we believe the dividend is an excellent use of the cash generated by the Company and reflects our stated goal of returning cash to our shareholders.

Outlook

The short-term outlook is currently very strong with some uncertainty in the month of December due to the potential impact of the normal seasonal closures.  The pick up in demand experienced at the end of the third quarter is expected to continue throughout the fall and fourth quarter results should be consistent with those reported in the third quarter.  It is our belief that the producing sector within the industry is reacting to very short-term influences such as scrap and energy costs.  Consequently pricing levels in the medium term as we enter into 2006 are difficult to predict.   Management will continue to react as quickly as possible to the ever changing pricing environment.

(signed) E.M. Siegel, Jr.
President and Chief Executive Officer

Dated October 27, 2005